October 27, 2009

Sherry Haywood

Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:

Constant Environment, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 1, 2009

File No. 333-161406

Dear Ms. Haywood:

We represent Constant Environment, Inc. (“Constant Environment” or the “Company”).  We are in receipt of your letter dated October 21, 2009 and the following sets forth the responses to same:

Prospectus Summary, page 5

1.

Please state clearly in your summary that you have not yet generated any revenue.

Answer:

The summary has been revised to disclose that the Company has not generated any revenue to date.

2.

Please explain, in your filing, the basis for your statement that you have expertise in the microclimate field.  It does not appear from the disclosure of business experience of Mr. Mak and Mr. Chan that either has any experience specific to the microclimate industry.

Answer:

This section has been revised to remove this statement.

3.

In the summary and throughout your prospectus, including the Business section, please avoid making statements that suggest that you are operational.  For example, you state that you purchase products from Micro Climate Technology in the summary.  In the Business section, you state that the company provides microclimate systems to specialty markets.  These are only examples of the kind of disclosure that suggests that you have active operations currently.  Please review your entire prospectus and revise as necessary to remove this implication.

Answer:

The entire prospectus as been revised to remove any statements that suggest the Company is operational.

4.

We note disclosure on page 28 that you had a 4-1 forward split of common stock increasing the number of your outstanding common shares.  Please revise to include this information in the “Prospectus Summary” section.

Answer:

This Prospectus Summary section has been revised to include the forward split increasing the number of our outstanding shares.

Description of Business, page 16

5.

Please describe your specific products in reasonable detail.  We note a reference to your “family of Environmental Control Units.:  Please explain what these are.

Answer:

This section has been revised to describe the specific products in reasonable detail.

6.

Please clarify who will manufacture the microclimate products.  Your prospectus states that you purchase your products from an unnamed exclusive vendor, but also states the Micro Climate Technologies will manufacture the products.  The license agreement to which you refer under “Suppliers” states that Constant Environment will produce the products.  Please reconcile these disclosures.

Answer:

This section has been revised to remove the statement of having an exclusive vendor from where we purchase our products and to include that we intend to manufacture the microclimate products for smaller quantities and outsource for larger quantity orders. The Suppliers section has been revised to remove Micro Climate Technology as a supplier.

7.

If, as suggested by your disclosure, you have an exclusive vendor from whom you have agreed to purchase products, please identify the vendor and file a copy of the agreement as an exhibit to your registration statement.  Ensure that your prospectus discloses all of the material terms of the agreement.

Answer:

This section has been revised to remove the statement that the Company has an exclusive vendor. We do not have any vendor agreements at this time.

MD&A – Proposed Milestones to Implement Business Operations, page 18

8.

Please revise your Plan of Operation to better describe what steps you will take to have your products manufactured and to become operational.  The current plan only addresses your intention to network to generate business and to advertise on the internet.

Answer:

The Plan of Operation has been revised to clarify that the Company intends to assemble the products in house with the technical assistance of Micro Climate Technology for small quantity orders. For larger quantity orders, the Company plans to outsource the manufacturing to OEM manufacturers.

9.

Please clarify whether your website has become operational.  We note your disclosure that notwithstanding that you have not yet contracted with a web design company, you expect your website to be fully operational by the end of the third quarter.

Answer:

This section has been revised accordingly.

Executive Compensation, page 22

10.

We note disclosure on page 23 under “Certain Relationships and Related Transactions” that Jeff Mak and Kwok Kwong Chan received shares for services rendered to the company in 2008.  Please revise the Executive Compensation section to include this information.

Answer:

The executive compensation section has been revised to include this information.

Legal Matters, page 23

11.

Please provide counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Answer:

This section has been revised to counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Legal Opinion, Exhibit 5.1

12.

Please revise the legal opinion to reflect the current registration statement.  We note that the opinion covers Amendment No. 2.

Answer:

The legal opinion has been revised to reflect the current registration statement.

Very truly yours,

ANSLOW & JACLIN, LLP

By:_____________________